SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 1, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM INFORMS STATUS OF THE PROCESS TOWARDS
COMPLYING WITH RULE 303A.06

Brasília, Brazil, August 1st , 2005 – Brasil Telecom S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) informs that both Companies have started the process towards complying with Rule 303A.06 of the NYSE Rules. Brasil Telecom S.A. and Brasil Telecom Participações S.A. each has a Fiscal Council, which is a separate body elected by shareholders to, among other things, (i) supervise the acts of senior management and ensure that they comply with their legal and statutory duties; (ii) give an opinion on the annual report of the management, including the supplementary information deemed necessary or useful for deliberation at a general meeting; (iii) give an opinion on any proposals of the senior management and Board of Directors to be submitted to a general meeting, regarding an alteration in the capital, the issue of debentures or subscription bonuses, investment pla ns or capital budgets, dividend distribution, transformation, merger, consolidation or division; (iv) report any error, fraud or criminal acts it may discover to the senior management and Board of Directors, and, if these fail to take the necessary steps to protect our interests, to a general meeting of shareholders suggesting an appropriate course of action; (v) call the annual general meeting should the senior management and Board of Directors delay doing so for more than one month, and an extraordinary general meeting whenever serious or urgent matters occur, including in the agenda of the meeting such matters as it may deem necessary; (vi) examine, at least every three months, the trial balance sheet and other financial statements periodically prepared by Brasil Telecom S.A. and Brasil Telecom Participações S.A., as applicable; (vii) examine the accounts and financial statements for the fiscal year and to provide an opinion on them; (viii) to exercise such responsibilities during a liquidation, taking into account the special provisions which regulate liquidations.

The Chairmen of the Board of Directors of Brasil Telecom S.A. and Brasil Telecom Participações S.A., have each indicated, subject to confirmation by the respective Boards of Directors, that the Fiscal Council would operate as an Audit Committee and upon approval from the Board of Directors of each of Brasil Telecom S.A. and Brasil Telecom Participações S.A., the Fiscal Council of Brasil Telecom S.A. and Brasil Telecom Participações S.A.  will be given expanded powers, authority and responsibilities and will function as an Audit Committee in compliance with Rule 303A.06 of the NYSE Rules.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer